
EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK



Adit Laixuthai, Ph.D.


10015506

12g3-2(b) File No.82-4922

Ref. No. OS.050/2010

April 8, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A

SUPPL

Dear Sirs

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.


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Yours sincerely,

[signature]

Apr 8, 10

[handwritten: 4/14]





Ref. OS 047/2010

April 7, 2010

To : The President

The Stock Exchange of Thailand

Re: Notification of Resolution of the General Meeting of Shareholders No. 98

The Bank held the General Meeting of Shareholders No. 98 at the Samanachan Hall, Head Office of the Bank, 1 Soi Rat Burana 27/1, Rat Burana Road, Rat Burana Sub-district, Rat Burana District, Bangkok on Wednesday, April 7, 2010. The Meeting has resolved matters as summarized below:

1. The Meeting approved the Minutes of the General Meeting of Shareholders No. 97, with the following voting results:
   - Approve: 1,248,367,542 votes, equal to 99.7372 percent of all votes of shareholders in attendance and casting votes.
   - Disapprove: 3,288,884 votes, equal to 0.2628 percent of all votes of shareholders in attendance and casting votes.
   - Abstain: 2,907,990 votes.
   - No Invalid ballots.
2. The Meeting acknowledged the Board of Directors' report of the year 2009 operations.
3. The Meeting approved the Balance Sheet and the Statement of Income for the year ended December 31, 2009, with the following voting results:
   - Approve: 1,221,533,243 votes, equal to 99.7315 percent of all votes of shareholders in attendance and casting votes.
   - Disapprove: 3,288,884 votes, equal to 0.2685 percent of all votes of shareholders in attendance and casting votes.
   - Abstain: 35,003,589 votes.
   - No Invalid ballots.
4. The Meeting approved the appropriation of profit from 2009 operating results and dividend payment as follows:
   - No Legal reserve appropriation because the Bank's legal reserve has reached the amount required by laws.
   - Dividend on ordinary shares at the rate of Baht 2.50 per share from total shares of 2,393,260,193, of which it is acknowledged that the Bank has paid interim dividend on

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September 24, 2009 at the rate of Baht 0.50 per share amounting to Baht 1,196,630,096.50. Therefore, the Bank will pay the remaining dividend at the rate of Baht 2.00 amounting to Baht 4,786,520,386 to shareholders, making the total dividend payment of Baht 5,983,150,482.50 accounting for 41.88 percent of the 2009 net profit. The Bank will set the record date on April 20, 2010 to determine the shareholders entitled to receive dividend, set the shareholder register book closing date and suspending shares transfer on April 21, 2010 to compile the shareholder list, and set the dividend payment date on April 30, 2010. The voting results are as follows:

- Approve: 1,254,127,982 votes, equal to 99.7380 percent of all votes of shareholders in attendance and casting votes.
- Disapprove: 3,294,984 votes, equal to 0.2620 percent of all votes of shareholders in attendance and casting votes.
- Abstain: 2,446,400 votes.
- No Invalid ballots.

5. The Meeting approved the re-election of Mr. Sukri Kaocharern, M.R. Sarisdiguna Kitiyakara, Mr. Banthoon Lamsam, Dr. Prasarn Trairatvorakul, and Dr. Schwin Dhammanungune who have to retire by rotation as the Bank's directors for another term, with the following results:

Directors due to retire by rotation	Type of Directorship	Number of votes of shareholders in attendant and casting votes			
		Approve (%)	Disapprove (%)	Abstain	Invalid Ballots
1. Mr. Sukri Kaocharern	Director with Authorized Signature	1,249,715,401 (99.3925)	7,638,425 (0.6075)	2,589,800	0
2. M.R. Sarisdiguna Kitiyakara	Independent Director	1,227,443,591 (97.6153)	29,985,735 (2.3847)	2,514,300	0
3. Mr. Banthoon Lamsam	Executive Director	1,253,934,841 (99.7210)	3,508,385 (0.2790)	2,500,400	0
4. Dr. Prasarn Trairatvorakul	Executive Director	1,253,934,341 (99.7211)	3,506,885 (0.2789)	2,502,400	0
5. Dr. Schwin Dhammanungune	Independent Director	1,248,403,301 (99.4571)	6,814,225 (0.5429)	4,726,100	0

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6. The Meeting approved the remuneration for the Directors, the Advisory Directors to the Management Committee, the Board Committees, the Legal Adviser and bonus for the directors for the year 2010 as follows:
   - Remuneration for directors for the Board of Directors' Meeting totaling Baht 1,669,500 per month;
   - Remuneration for the Advisory Directors to the Management Committee totaling Baht 868,000 per month;
   - Remuneration for the Audit Committee totaling Baht 231,000 per month;
   - Remuneration for the Corporate Governance Committee totaling Baht 99,000 per month;
   - Remuneration for the Human Resources and Remuneration Committee totaling Baht 99,000 per month;
   - Remuneration for the Risk Management Committee totaling Baht 55,000 per month;
   - Remuneration for the Legal Adviser at Baht 330,000 per month;
   - The Board of Directors bonus at 0.5 percent of dividend payable at the time of dividend payment.

   All the aforesaid remuneration shall be in effect until such time that the Shareholders' Meeting will determine otherwise. The Meeting also approved bonus paid to the Board of Directors at the rate of 0.5 percent of dividend payment from the 2009 operating results, with the interim dividend payment already made on September 24, 2009 totaled Baht 5,983,075. The bonus for the Board of Directors to be paid at the time of the remaining dividend payment will therefore be Baht 23,932,677.40, with the following voting results:
   - Approve: 1,217,858,986 votes, equal to 96.9527 percent of all votes of shareholders in attendance.
   - Disapprove: 29,995,289 votes, equal to 2.3879 percent of all votes of shareholders in attendance.
   - Abstain: 8,283,293 votes, equal to 0.6594 percent of all votes of shareholders in attendance.
   - No invalid ballots.
7. The Meeting approved the appointment of Ms. Somboon Supasiripinyo or Mr. Winid Silamongkol or Ms. Wilai Buranakittisopon or Mr. Nirand Lilamethwat of KPMG Phoomchai Audit Limited as the Bank's auditors for the year 2010; anyone of them be authorized to

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ธนาคารกสิกรไทย
KASIKORNBANK

audit, prepare and sign the audit report. The audit fees are approved at a total of Baht 12,245,000, and the Management Committee is empowered to approve other audit fees that may additionally incur under the regulatory requirement, with the following voting results:

- Approve: 1,254,006,887 votes, equal to 99.7340 percent of all votes of shareholders in attendance and casting votes.
- Disapprove: 3,344,074 votes, equal to 0.2660 percent of all votes of shareholders in attendance and casting votes.
- Abstain: 2,592,665 votes.
- No invalid ballots.

Please be informed accordingly.

Yours sincerely,

KASIKORNBANK PCL

(Ms. Tida Samalapa)

Corporate Secretary

Office of Corporate Secretary

Tel. 0 2470 3129-30